BLACK MAMBA FOODS HOLDINGS, INC. (the "Company")

a Delaware Corporation

Financial Statements

For the fiscal years ended December 31, 2024 and December 31, 2023

BLACK MAMBA FOODS HOLDINGS, INC.
Balance Sheet

Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	-$21,694.00	-$15,331.00
Accounts receivable	$31,873.00	$43,628.00
Prepaid expenses and other assets	$97,433.00	$82,013.00
Total current assets	**$107,612.00**	**$110,310.00**
Property and equipment - net	$51,328.00	$86,321.00
Total assets	**$158,940.00**	**$196,631.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$76,069.00	$47,403.00
Accrued expenses	$43,003.00	$28,350.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$119,072.00**	**$75,753.00**
Convertible notes (if any)		
Other long term liabilities	$360,668.00	$380,251.00
Total liabilities	**$479,740.00**	**$456,004.00**
Stockholders' Equity:		
Total value of common stock issued	$381,381.00	$377,228.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$100,000.00	$0.00
Retained earnings	-$802,181.00	-$636,601.00
Total stockholders' equity:	**-$320,800.00**	**-$259,373.00**
Total liabilities and stockholders' equity:	**$158,940.00**	**$196,631.00**

BLACK MAMBA FOODS HOLDINGS, INC.
Income Statement

Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$377,156.00	$284,953.00
Cost of revenue	$199,323.00	$106,565.00
Gross profit/loss	**$177,833.00**	**$178,388.00**
Operating expenses	$336,852.00	$309,782.00
Operating profit/loss	**-$159,019.00**	**-$131,394.00**
Other income/expense	-$284.00	-$11,731.00
Net profit/loss	**-$158,735.00**	**-$119,663.00**

BLACK MAMBA FOODS HOLDINGS, INC.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	-$116,460.00	-$92,175.00
Cash flows from financing activities	$35,830.00	-$28,352.00
Cash flows from investing activities	$74,267.00	$73,178.00
Cash at beginning of period	-$15,331.00	$32,018.00
Net increase/decrease in cash	-$6,363.00	-$47,349.00
Cash at the end of period	-$21,694.00	-$15,331.00

Unaudited

BLACK MAMBA FOODS HOLDINGS, INC.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	-$259,373.00	-$139,710.00
Net profit/loss	-$158,735.00	-$119,663.00
Stock Issued	$100,000.00	$0.00
Preferred Stock Issued		
Ending Balance	-$318,108.00	-$259,373.00

BLACK MAMBA FOODS HOLDINGS, INC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. Organization and Nature of Operations

BLACK MAMBA FOODS HOLDINGS, INC. ("the Company") was incorporated in June 2023 to develop, market, and distribute premium hot pepper-based condiments. Black Mamba Foods Holdings Inc. is the owner of a Eswatini-based subsidiary, Black Mamba Foods, Pty (LTD), that focuses on the production of the hot-pepper based condiments.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

3. Capitalization

As of December 31, 2024, Black Mamba Foods Holdings, Inc. is authorized to issue 167,429 shares of common stock (par value $0.0001), all of which are issued and outstanding. The issued shares are held by Claudia Castellanos (48,000), Joseph Roques (47,000), Andrew Begg (5,000), and Enygma Ventures LLC (67,429).

4. Net Loss and Deficit

For the year ended December 31, 2024, the Company incurred a net loss of $158,735.00, primarily consisting of product development, marketing, and administrative expenses. For the year ended December 31, 2023, the Company incurred a net loss of $119,663. As a result, the Company reported accumulated deficits of $158,735.00 and $119,663.00 as of year-end 2024 and 2023, respectively.

5. Liquidity and Going Concern

The Company's ability to continue as a going concern is dependent on raising additional capital and generating revenue from commercial sales. Management is pursuing financing through equity offerings, including a Regulation Crowdfunding campaign, to support operations and growth initiatives.

6. Subsequent Events
Management evaluated subsequent events through the date the financial statements were available to be issued. No material subsequent events were identified, other than ongoing fundraising activities under Regulation Crowdfunding.

Unaudited